TAMCO HOLDINGS, LLC

TAMCO ACQUISITION, LLC

777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202

September 27, 2013

VIA EDGAR

David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, DC 20549-6010

Re:	Titanium Asset Management Corp.

Tender Offer Statement on Schedule TO-T filed by TAMCO Acquisition, LLC, TAMCO Holdings, LLC, et al.
Filed September 12, 2013
File No. 005-84503

Dear Mr. Orlic:

On behalf of TAMCO Acquisition, LLC, TAMCO Holdings, LLC, NIS Acquisition LLC and Boyd-TAMCO Holdings, LLC (collectively, the “Filing Parties”), enclosed please find Amendment No. 1 to the Schedule TO-T, originally filed with the Securities and Exchange Commission (the “Commission”) on September 12, 2013 (the “Schedule TO”). An electronic version of Amendment No. 1 has been filed concurrently with the Commission through its EDGAR system.

Set forth below are the responses of the Filing Parties to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Staff’s letter to TAMCO Acquisition, LLC, dated September 19, 2013, relating to the Schedule TO. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase, dated September 12, 2013, which was filed as Exhibit (a)(1)(A) to the Schedule TO.

Mr. David L. Orlic

September 27, 2013

Is your financial condition relevant to my decision to tender in the Offer? page 4

Comment No. 1

The tender offer statement does not contain financial statements of the offerors. Instruction 2 to Item 10 of Schedule TO is not applicable, given that the offer is subject to a financing condition. Please advise, in greater detail than appears in this section, how you determined that financial statements are not material under the circumstances of this offer.

Response:

Item 10 of Schedule TO requires disclosure of certain financial information of the bidders if material. Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (d) the offer is for all outstanding securities of the subject class.

With respect to the Offer, the consideration in the Offer is solely for cash and is for all outstanding shares of common stock of Titanium Asset Management Corp. (the “Company”). As noted in the Filing Parties’ response to Comment 3 below, the Offer will be extended following the satisfaction of the Financing Condition so that at least five business days remain in the Offer following disclosure of any such satisfaction of the Financing Condition. Upon such satisfaction of the Financing Condition (or waiver, if applicable), the circumstances described in the “safe harbor” contained in Instruction 2 of Item 10 of Schedule TO will be applicable, as the Offer will no longer be subject to a financing condition at such time.

Notwithstanding the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Filing Parties respectfully submit that the financial statements of the Filing Parties are not material to stockholders of the Company in connection with the Offer for the following reasons:

•	As disclosed in the Offer to Purchase, the Filing Parties are recently-formed entities formed solely for the purpose of facilitating the acquisition of the Company and have not engaged in any business except for activities related to (i) their formation, (ii) in the case of NIS, Boyd and Parent, the purchase of 10,585,400 Shares in December 2012, (iii) the Offer and the Merger and (iv) arranging the related financing. The disclosure of financial statements for the Filing Parties would therefore not provide the Company’s stockholders with any additional meaningful information.

•	If the Minimum Tender Condition and the other conditions to the Offer are satisfied, as a result of the same-day consummation of the Offer and the Merger, all of the Company’s stockholders, whether or not such stockholders tender Shares, will receive solely cash for such Shares and not stock or other securities of Purchaser or its affiliates. As a result, information with respect to the financial condition and results of operations of the Filing Parties would not be meaningful to any of Company’s stockholders, as such stockholders will have no ongoing interest in the business or operations of the Filing Parties after the same-day consummation of the Offer and the Merger.

•	To the extent the Financing Condition limits the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, such condition does not result in financial statements being material to stockholders. If the proceeds from the Debt Commitment Letter are not available, the Filing Parties will be unable to purchase the Shares tendered in the Offer unless other sources of debt financing become available. At the present time, neither Parent nor Purchaser has any sources of debt financing other than those disclosed in the Schedule TO.

Therefore, the Filing Parties respectfully submit that the financial condition of the Filing Parties is not material.

Mr. David L. Orlic

September 27, 2013

Conditions of the Offer, page 58

Comment No. 2

We note that the while Parent has received a commitment letter to finance the purchase of securities, the offer is subject to a funding condition. Generally, when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that Parent will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to SEC Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987). Finally, please also revise your disclosure to provide that this condition, like all offer conditions other than those related to securing regulatory approval, must be satisfied or waived prior to expiration of the offer.

Response:

The Filing Parties confirm that, upon satisfaction of the Financing Condition, (i) Parent will disseminate disclosure related thereto in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d) and (ii) the Offer will be extended so that at least five business days remain in the Offer following such disclosure.

The Filing Parties respectfully submit that the disclosure in the Offer to Purchase provides that the Offer is subject to the satisfaction or waiver of all Tender Offer Conditions, including the Financing Condition (see, e.g., the disclosure relating to the Tender Offer Conditions on pages 3, 12, 14, 37 and 58 of the Offer to Purchase). In response to the Staff’s comment, however, the Filing Parties have revised the disclosure on page 58 of the Offer to Purchase to clarify that the Financing Condition, like all Tender Offer Conditions other than those related to securing regulatory approval, must be satisfied or waived prior to expiration of the Offer.

Mr. David L. Orlic

September 27, 2013

Schedule A – Directors and Executive Officers of Parent, Purchaser . . . . page 63

Comment No. 3

Please disclose the citizenship of all natural persons listed on this schedule.

Response:

In response to the Staff’s comment, the Filing Parties have revised Schedule A of the Offer to Purchase to disclose the citizenship of all natural persons listed thereon.

Schedule B – Security Ownership of Certain Beneficial Owners, page 68

Comment No. 4

Please disclose in the table in this section the names of the company managers or other persons who beneficially own the company common stock held by NIS Acquisition and Boyd Holdings, as well as the amounts beneficially owned by each such person. Please also provide all information required by Instruction C of Schedule TO with respect to these persons. Finally, these persons do not appear to be disclosed on the Schedule 13D filed on December 28, 2012. Please advise.

Response:

The Filing Parties respectfully advise the Staff that no company managers or other individuals beneficially own the Shares held by Parent and beneficially owned by NIS and Boyd.

Rule 13d-3 under the Exchange Act provides that a beneficial owner of a security includes any person who, directly or indirectly, has or shares (i) voting power, which includes the power to vote or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose or to direct the disposition of, such security. Parent is managed by its board of directors, which consists of eight directors and acts by majority vote. Boyd and NIS each own 50% of the limited liability company interests of Parent and elect 50% of the members of the board of directors of Parent. Neither Boyd nor NIS has the power or authority, through contract or otherwise, to control Parent, other than through their respective election of 50% of the directors of Parent. Furthermore, Boyd and NIS are limited liability companies with structures resembling those of corporations in that each company is managed by a board of directors, which consists of four and six directors, respectively, and acts by majority vote, rather than by such company’s respective members. There are no managing members of Boyd or NIS. In addition, the ownership of each of Boyd and NIS is dispersed such that no individual member retains control over the actions of such entity. Boyd has 32 members, none of whom own more than 13.0% of the outstanding limited liability company interests in Boyd. NIS has 14 members, none of whom own more than 13.8% of the outstanding limited liability company interests in NIS. In light of the corporate-like governance structure and lack of ownership concentration for each of Boyd and NIS, no directors or members of Boyd or NIS have indirect voting or investment power over the Shares beneficially owned by Boyd or NIS.

Mr. David L. Orlic

September 27, 2013

Accordingly, the Filing Parties respectfully submit that there are no additional beneficial owners of the Shares required to be identified on Schedule B of the Offer to Purchase or in the Filing Parties’ Schedule 13D.

* * *

In connection with the Filing Parties’ response to the Staff’s comments, each of the Filing Parties acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this matter. If you have any questions regarding any of the responses in this letter or Amendment No. 1 to Schedule TO, please call Gregory J. Bynan at (312) 558-7342 or Erin G. Stone at (312) 558-7244.

Respectfully submitted,

TAMCO ACQUISITION, LLC
TAMCO HOLDINGS, LLC
NIS ACQUISITION LLC

By:	/s/ Jonathan Hoenecke
Name:	Jonathan Hoenecke
Title:	Secretary

BOYD-TAMCO HOLDINGS, LLC

By:	/s/ Brian L. Gevry
Name:	Brian L. Gevry
Title:	Chief Executive Officer

Enclosure

cc:	Jonathan B. Hoenecke
Gregory	J. Bynan

Erin G. Stone